UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BSQUARE CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Palogic Value Management, L.P.

Attn: Ryan L. Vardeman

5310 Harvest Hill Road, Suite 110

Dallas, TX 75230

(214) 871-2700

with a copy to:

Kellie L. Bobo, Esq.

Haynes and Boone, LLP

600 Congress Avenue, Suite 1300

Austin, Texas 78791

(512) 867-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,585,711
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (1)
14.	Type of Reporting Person (See Instructions) PN; HC; IA

(1)

Based upon 13,407,029 shares of Common Stock of the Issuer outstanding as of April 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2021, by the Issuer with the SEC for the quarterly period ended March 31, 2021.

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,585,711
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 13,407,029 shares of Common Stock of the Issuer outstanding as of April 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2021, by the Issuer with the SEC for the quarterly period ended March 31, 2021.

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,585,711
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (1)
14.	Type of Reporting Person (See Instructions) HC;OO

(1)

Based upon 13,407,029 shares of Common Stock of the Issuer outstanding as of April 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2021, by the Issuer with the SEC for the quarterly period ended March 31, 2021.

CUSIP No. 11776U300

1.	Names of Reporting Persons Ryan L. Vardeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,727 (1)
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 101,727 (1)
	10.	Shared Dispositive Power 1,585,711
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,438
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6%(2)
14.	Type of Reporting Person (See Instructions) HC;IN

(1)

Includes 25,000 shares of Common Stock of the Issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of Common Stock of the Issuer.

(2)

Based upon 13,407,029 shares of Common Stock of the Issuer outstanding as of April 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2021, by the Issuer with the SEC for the quarterly period ended March 31, 2021, and 25,000 shares of Common Stock of the Issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of Common Stock of the Issuer.

This Amendment No. 6 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, no par value (the “Common Stock”), of BSQUARE Corporation, a Washington corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2018, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on June 27, 2018, Amendment No. 2 to the Schedule 13D filed on May 20, 2019, Amendment No. 3 to the Schedule 13D filed on November 21, 2019, Amendment No. 4 to the Schedule 13D filed on March 10, 2020, and Amendment No. 5 to the Schedule 13D filed on August 21, 2020 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“In an open market purchase on August 26, 2020, Palogic Value Fund expended an aggregate of approximately $30,580.85 (excluding commissions) to acquire an additional 21,115 shares of Common Stock of the Issuer. The funds used for the purchase of these additional shares of Common Stock of the Issuer reported in this Schedule 13D were derived from general working capital of Palogic Value Fund.

On June 10, 2021, pursuant to the BSQUARE Corporation 2021 Equity Incentive Plan (the “2021 Plan”), Mr. Vardeman received an award of restricted stock units representing 27,076 shares of Common Stock of the Issuer, which will vest quarterly in equal installments over one year following the date of the award. The award is subject to the 2021 Plan and the Issuer’s standard restricted stock unit agreement. The foregoing description of the restricted stock units award does not purport to be complete and is qualified in its entirety by reference to the 2021 Plan and the Form of the Restricted Stock Unit Agreement, each of which is incorporated herein by reference to Exhibits 99.6 and 99.4, respectively.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“Effective June 10, 2021, Mr. Vardeman succeeded Andrew Harries as Chairperson of the Board. Also effective June 10, 2021, the Issuer reduced the size of the Board from seven directors to five. In doing so, Robert J. Peters, a Principal of Palogic Value Management, stepped down from the Board. The foregoing description is qualified in its entirety by reference to the Press Release filed by the Issuer with the SEC on May 13, 2021 and incorporated by reference herein as Exhibit 99.7.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is a record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. Mr. Vardeman disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, Mr. Vardeman owns 25,000 options to purchase Common Stock of the Issuer (the “Options”) and 76,727 shares of Common Stock of the Issuer (the “Vardeman Shares”), in each case, which were granted to him and, as of the date hereof, have vested pursuant to the Plan and the Issuer’s standard non-qualified option agreement and the Issuer’s standard restricted stock unit agreement, respectively. Each of the Reporting Persons (other than Mr. Vardeman) disclaims beneficial ownership over the Options and the Vardeman Shares.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on May 18, 2018 by the Reporting Persons with the SEC).

99.2	BSQUARE Corporation Fourth Amended and Restated Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on August 8, 2017 by the Issuer with the SEC).

99.3	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19(A) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.4	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.19(C) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.5	Board Observer and Standstill Agreement, dated June 25, 2018, among the Issuer and each of Palogic Value Fund, Palogic Value Management and Palogic Capital Management (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 26, 2018 by the Issuer with the SEC).

99.6	BSQUARE Corporation 2021 Equity Incentive Plan, Appendix A to the Issuer’s Proxy Statement on Schedule 14A filed on April 28, 2021 by the Issuer with the SEC.

99.7	BSQUARE Announces First Quarter 2021 Financial Results, dated May 13, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2021 by the Issuer with the SEC).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2021	PALOGIC VALUE MANAGEMENT, L.P.

By:	Palogic Capital Management, LLC
Its:	General Partner

By:	/s/ Ryan L. Vardeman
Name:	Ryan L. Vardeman
Title:	Sole Member

PALOGIC VALUE FUND, L.P.

By:	Palogic Value Management, L.P.
Its:	General Partner

By:	Palogic Capital Management, LLC
Its:	General Partner

By:	/s/ Ryan L. Vardeman
Name:	Ryan L. Vardeman
Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan L. Vardeman
Name:	Ryan L. Vardeman
Title:	Sole Member

/s/ Ryan L. Vardeman
RYAN L. VARDEMAN